CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 32 to Registration Statement No. 2-62797 of Lord Abbett Developing Growth Fund, Inc. (Class Y) on Form N-1A of our report dated March 21, 2000, appearing in the annual report to shareholders of Lord Abbett Developing Growth Fund, Inc. for the year ended January 31, 2000 and our reports dated February 25, 2000, appearing in the annual reports to shareholders of Lord Abbett Mid-Cap Value Fund, Inc. and Lord Abbett Bond-Debenture Fund, Inc. for the year ended
December 31, 1999 and to the references to us under the captions "Financial Highlights" in the Prospectus and "Investment Advisory and Other Services" and "Financial Statements" in the Statement of Additional Information, all of which are part of such Registration Statement.

/s/ Deloitee & Touche LLP
New York, New York
April 24, 2000